UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.

(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3E8

Tel: (604) 895-2700

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8: File Nos. 333-257254 and 333-252631.

EXHIBIT INDEX

Exhibit	Description

99.1	News release dated December 12, 2023 re: West Fraser Declares Dividend And Announces Appointment To Board Of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2023

WEST FRASER TIMBER CO. LTD.

/s/ Christopher A. Virostek
Christopher A. Virostek Senior Vice-President, Finance and Chief Financial Officer